Exhibit 99.3

PERDIGÃO S. A.

CNPJ 01.838.723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 2nd/2006

ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 17, 2006, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Call for the General Shareholders Meetings: The Board deliberated, jointly with the Fiscal Council, call for the General Shareholders Meetings on the next March 08, 2006 as follows: a) At 11:00 a.m., at a Special Meeting of the Holders of Preferred Shares to deliberate, according to disposal on Paragraph One, Article 136, Law nr. 6.404/76, about the conversion of all preferred shares of the Company into common shares; b) At 11:30 a.m., at an Annual Ordinary and Extraordinary Shareholders’ Meetings, to: (i) examine and vote the Management Report, Financial Statements as well as other documents referring to the fiscal year ended on 12/31/2005, and to deliberate upon the destination of earnings and ratify the distribution of interest over company capital and dividends to shareholders, as per the deliberation of the Board of Directors; (ii) deliberate upon the proposal of the Board of Directors for the conversion of all preferred shares of the Company into common shares; (iii) deliberate upon the proposal of the Board of Directors for a 200% of Stock Split Share, on the basis ratio of one share to three shares, giving, two new shares for each share hold; (iv) deliberate upon the proposal of the Board of Directors of adherence by the Company to the New Market (Novo Mercado) regulations of the São Paulo Stock Exchange (“Bovespa”) and the migration of the trading of the Company shares to the New Market of Bovespa; (v) deliberate upon the proposal of the Board of Directors that consists on an amendment on the Company’s Bylaws; (vi) election of the Fiscal Council/Audit Committee; and (vii) set the Management and Fiscal Council’s compensation; 2) Conversion of the Company’s Preferred Shares into Common Shares: The Board, jointly with the Fiscal Council, approved the proposal to be deliberated on the General Shareholders’ Meeting concerning the conversion of all Company’s Preferred Shares into Common Shares, corresponding one common share to each preferred share held. Any shareholders objecting to such action who, at February 20, 2006 are the owners of preferred shares of the capital stock of the Company to exercise their right to dissent in relation to the conversion of preferred shares into common shares. The shares acquired since the 02/21/2006 floor of stock exchange have not the dissident rights. The preferred shares to be converted into common shares, after aprovement by the shareholders, shall be entitled to the same rights and benefits that, pursuant to the Company’s Bylaws and prevailing statutory provisions, attach to existing common shares, including for the fiscal year 2006. 3) Capital Stock Split: The Board, jointly with the Fiscal Council, approved the proposal to be deliberated on the General Shareholders’ Meeting concerning the Capital Stock Split, with no changes in the Company’s Capital Stock. The stock split will be at the rate of 200%, so for each share held the shareholder will receive two new shares. 4) Adherence by the Company to the New Market (Novo Mercado) regulations of the São Paulo Stock Exchange (“Bovespa”) and the migration of the trading of the Company shares to the New Market of Bovespa: The Board, jointly with the Fiscal Council, approved the proposal to be deliberated on the General Shareholders’ Meeting concerning the adherence by the Company to the New Market regulations of the São Paulo Stock Exchenge (Bovespa) and the migration of the trading of the Company shares to the New Market of Bovespa. 5) Amendment of the Company’s Bylaws: The Board, jointly with the Fiscal Council, approved the proposal to be deliberated on the General Shareholders’ Meeting concerning the amendment of the Company’s Bylaws, as the minute that follows. 6) Effectiveness of the Shareholders’ Meetings Deliberations: The conversion of all Preferred Shares into Common Shares, the Capital Stock Split and the Amendment of the Company’s Bylaws will have the effectiveness conditioned to the confirmation , by the Board, that the event pursuant to Section 137, Paragraph Three of Law No. 6,404/76 did not happen. The entrance of the Company on the New Market, as the efectiveness of the conversion of Preferred Shares into Common Shares and the Capital Stock Split, when approved by the Company Shareholders’, will be on 04/12/2006. 7) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Wilson Carlos Duarte Delfino; Francisco Françuy Venancio Braga; Claudio Salgueiro Garcia Munhoz. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nº 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at pages 142 and 143).

NEY ANTONIO FLORES SCHWARTZ

Secretary